John A. Hill

The Putnam Funds Chairman of the Trustees

One Post Office Square Boston, Massachusetts 02109

The Putnam Funds

There is still time to vote on the issues that affect your fund!

Dear Shareholder:

In July, we mailed you a proxy statement requesting your vote on a proposal that affects the management of your fund, Putnam Managed High Yield Trust.

Our records show that we have not yet received your completed ballot. We have included another copy of the ballot and a postage-paid return envelope for your convenience.

Your vote on this matter is important — and action on your part saves your fund money. If you have any questions about the proposal, please call 1-800-780-7316 or consult your financial representative.

Sincerely,

John A. Hill Chairman of the Trustees

236522 7/06